Exhibit 99.1

Contact:
Gilad Yehudai
CFO
(972) 77-774-5060
gilady@radcom.com

FOR IMMEDIATE RELEASE

RADCOM REPORTS FINANCIAL RESULTS FOR Q1 2012

- On Track for Continued Strong Growth in 2012 and Beyond -

TEL-AVIV, Israel – April 23, 2012-- RADCOM Ltd. (RADCOM) (NASDAQ: RDCM) today announced its financial results for the first quarter ended March 31, 2012.

Financial Results
Revenues for the period totaled $5,614,000 compared with $5,607,000 recorded in the first quarter of 2011. This reflected delays in the recognition of approximately $1 million in revenues associated with the completion of project milestones whose customer sign-offs were not received by the end of the quarter. In parallel, however, the Company received several substantial orders while also increasing its pipeline of potential sales with multi-million dollar opportunities from the Far East, Africa and Latin America. Therefore, Management remains confident regarding its ability to deliver significant growth in 2012.

Operating expenses for the quarter totaled $4.5 million, a level similar to Q4 2011 and up $500,000 compared with Q1 2011. As demonstrated by the stability of the quarter’s expenses over the past two quarters, the Company has completed the strategic scale-up of its global sales, marketing and support capabilities, including the establishment of a direct sales presence in Singapore, Brazil and India, and expects to maintain a similar level of expenses in future quarters. As such, an increased portion of revenue growth will contribute to the Company’s bottom line performance. During the quarter, the Company also recorded tax expense representing the withholding taxes associated with a large, long-term project in Central America.

With stable revenues but higher expenses compared to last year, the Company recorded a net loss according to U.S. generally accepted accounting principles (GAAP) totaling ($825,000), or ($0.13) per ordinary share (basic and diluted), compared with net income of $123,000, or $0.02 ordinary share (basic and diluted), for Q1 2011. Excluding non-cash share-based compensation expenses, the Company’s non-GAAP net loss for the quarter totaled ($650,000), or ($0.1) per ordinary share (basic and diluted), compared with net income of $311,000, or $0.05 per ordinary share (basic and diluted) for Q1 2011.

Comments of Management
Commenting on the results, Mr. David Ripstein, RADCOM’s President and CEO, said, “The first quarter was another period of strategic progress in line with an aggressive work plan for achieving significant growth in 2012 and beyond. Having completed our sales and support organization expansion initiatives, we are now positioned as an even stronger contender in the industry’s growing number of top-tier, multi-million dollar tenders, with a particularly compelling functionality/technology advantage in the emerging CEM (Customer Experience Management) arena. We are currently participating in a number of high-potential opportunities in all of our target regions. Given the strength of the market, the superiority of our solutions and our historically-strong win rate, we are confident regarding our prospects and look forward to reporting progress and success in the year ahead.”

Earnings Conference Call
RADCOM's management will hold an interactive conference call today at 9:00 AM Eastern Time (16:00 Israel Time) to discuss the results and to answer participants' questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): + 1-888-668-9141

From other locations: +972-3-918-0610

For those unable to listen to the call at the time, a replay will be available from January 27th on RADCOM's website.

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About RADCOM
RADCOM provides innovative service assurance solutions for communications service providers and equipment vendors. RADCOM specializes in solutions for next-generation networks, both wireless and wireline. RADCOM’s comprehensive, carrier-strength solutions are used to prevent service provider revenue leakage and to enable management of customer care. RADCOM’s products facilitate fault management, network service performance analysis, troubleshooting and pre-mediation with an OSS/BSS. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.RADCOM.com.

Non-GAAP Information
Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader's overall understanding of our financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, our non-GAAP results provide information to both management and investors that is useful in assessing our core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods.  The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “'believe”, "may", "might", "predict", "potential", "anticipate", "plan" or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd. Consolidated Statements of Operations (1000's of U.S. dollars, except share and per share data)

	Three months ended March 31,
	2012	2011
	(unaudited)	(unaudited)
Sales	$5,614	$5,607
Cost of sales	1,774	1,559
Gross profit	3,840	4,048
Research and development, gross	1,670	1,350
Less - royalty-bearing participation	225	501
Research and development, net	1,445	849
Sales and marketing	2,509	2,508
General and administrative	519	612
Total operating expenses	4,473	3,969
Operating income (loss)	(633)	79
Financing income (expenses), net	(72)	44
Net income (loss) before taxes on Income	(705)	123

Taxes on Income	(120)	-

Net income (loss)	(825)	123

Basic net income (loss) per ordinary Share	$(0.13)	$0.02

Diluted net income (loss) per ordinary share	$(0.13)	$0.02

Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share	6,425,013	6,324,298

Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share	6,425,013	6,907,424

RADCOM Ltd.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(1000's of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,
	2012	2011
	(unaudited)	(unaudited)

GAAP net income (loss)	$(825)	$123
Stock-based compensation (1)	175	188
Non-GAAP net income (loss)	$(650)	$311
Non-GAAP earnings (loss) per share (diluted)	$(0.13)	$0.05

Number of shares used in computing Non-GAAP earnings (loss) per share (diluted)	6,425,013	6,907,424

(1) Stock-based compensation:
Cost of sales	6	8
Research and development	68	50
Selling and marketing	58	66
General and administrative	43	64
	175	188

RADCOM Ltd. Consolidated Balance Sheets (1000's of U.S. dollars)

	As of	As of
	March 31, 2012	December 31, 2011
	(unaudited)
Current Assets
Cash and cash equivalents	1,786	2,901
Restricted cash	726	-
Trade receivables, net	6,229	5,389
Inventories	6,346	6,590
Other receivables	3,423	3,490
Total Current Assets	18,510	18,370
Severance pay fund	2,827	2,674
Property and equipment, net	286	301
Total Assets	21,623	21,345

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	1,995	2,703
Deferred revenue	1,064	623
Other payables and accrued expenses	5,282	4,374
Total Current Liabilities	8,341	7,700
Long-Term Liabilities
Deferred revenue	240	161
Accrued severance pay	3,282	3,092
Total Long-Term Liabilities	3,522	3,253

Total Liabilities	11,863	10,953

Shareholders' Equity
Share capital	251	250
Additional paid-in capital	60,749	60,557
Accumulated deficit	(51,240)	(50,415)
Total Shareholders' Equity	9,760	10,392

Total Liabilities and Shareholders' Equity	21,623	21,345